UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42288

Cuprina Holdings (Cayman) Limited

(Registrant’s Name)

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Submission of Matters to a Vote of Security Holders.

On October 15, 2026, Cuprina Holdings (Cayman) Limited (the “Company”) held the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) at c/o Blk 1090 Lower Delta Road #06-10, Singapore 169201, and via live webcast. On September 8, 2026 (the “Record Date”), the record date for the Meeting, there were 920,644 of the Company’s Class A Ordinary Shares and 1,760,625 of the Company’s Class B Ordinary Shares issued and outstanding and entitled to vote at the Meeting. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to one hundred (100) votes in respect of each Class B Ordinary Share held by such holder on the Record Date. Three items of business were acted upon by the Company’s shareholders at the Meeting, each of which was approved by the shareholders.

1. Shareholders approved the authorised share capital of the Company be increased: FROM: US$100,000 divided into 12,500,000 Ordinary Shares of nominal or par value US$0.008 each, comprising (a) 6,250,000 Class A Ordinary Shares of nominal or par value US$0.008 each and (b) 6,250,000 Class B Ordinary Shares of nominal or par value US$0.008 each, TO: US$10,000,000 divided into 1,250,000,000 Ordinary Shares of nominal or par value US$0.008 each, comprising (a) 625,000,000 Class A Ordinary Shares of nominal or par value US$0.008 each and (b) 625,000,000 Class B Ordinary Shares of nominal or par value US$0.008 each (the “Increase of Authorised Share Capital”). The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
2,216	176,062,500	9,296	238

2. Shareholders approved immediately following the Increase of Authorised Share Capital, the Third Amended and Restated Memorandum and Articles of Association (“MAA”) be adopted in the form attached to the proxy statement (or, if the Increase of Authorised Share Capital is not approved, in substantially the same form but without the amendments reflecting the Increase of Authorised Share Capital), in substitution for and to the exclusion of, the existing Second Amended and Restated Memorandum and Articles of Association of the Company to reflect, among others, (i) the Increase of Authorised Share Capital (if approved) and (ii) the lower threshold for ordinary resolutions in writing to be signed by members holding a simple majority of the total voting rights of the issued shares entitled to vote at a general meeting of the Company on such resolution. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
2,190	176,062,500	9,538	22

3. Shareholders approved to direct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are insufficient votes to approve Proposals 1 and 2 above. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
2,211	176,062,500	9,535	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuprina Holdings (Cayman) Limited

By:	/s/ David Quek Yong Qi
Name:	David Quek Yong Qi
Title:	Chief Executive Officer and Director

Date: October 20, 2026